May 5, 2011

Mary Cole

Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

Northern Lights Fund Trust, File Nos. 333-122917, 811-21720.

Dear Ms. Cole:

On February 24, 2011, Northern Lights Fund Trust (the "Registrant"), on behalf of the Iron Horse Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 215 to its registration statement under the Securities Act of 1933 on Form N-1A.  On April 13, 2011, you provided oral comments with respect to the Fund.  Please find below the Registrant's responses to those comments.  Item 4 responses will be carried over to the relevant portions of Item 9 and are not repeated in this letter for the sake of brevity.  Any typographical corrections have been made throughout and are not enumerated in the following responses.  For your convenience, I have summarized those comments.

PROSPECTUS SUMMARY

1.

Comment.  Under the section entitled Principal Investment Strategies, please insert the word "by" in the beginning of the description of "writing call options" and replace "or" with "and" in the following sentence to improve clarity

Response.  The requested amendments have been made.

2.

Comment.  Throughout the section entitled Principal Investment Strategies, please delete the word rigorous, unless the Registrant can provide a detailed description to establish that the adviser's processes are genuinely so.

  JoAnn.Strasser@ThompsonHine.com   Phone 513.352.6725   Fax 513.241.4771

Response.  The Registrant has deleted rigorous throughout.

3.

Comment.  Under the section entitled Principal Investment Strategies, please provide a brief definition of "tolerable-risk" and "Value-At-Risk" models.

Response.  The Registrant has added a brief definition of "tolerable-risk" and "Value-At-Risk" models.

4.

Comment.  Under the section entitled Principal Investment Strategies, in the third paragraph please include the following "to the extent of the premium received" or substantially similar language to clarify the limits on the risk-limiting aspects of covered call writing.

Response.  The Registrant has added the requested language.

5.

Comment.  Under the section entitled Principal Investment Risks, please amend Leveraging Risk to provide greater clarity.

Response.  The Leveraging Risk disclosure has been amended to make clearer the nature of leveraging risk.

6.

Comment.  Under the sub-section entitled Is the Fund Right For You?, please remove the word "good."

Response.  The requested deletion has been made.

PROSPECTUS STATUTORY SECTION

7.

Comment.  Under the section entitled Investment Objective, please reproduce the Fund's investment objective exactly as it appears in the summary section.

Response.  The Registrant has made the requested deletion.

8.

Comment.  Under the section entitled Principal Investment Risks, in the Leveraging Risk disclosure please remove references to margin deposits.

Response.  The Leveraging Risk disclosure has been amended to remove references to margin deposits.

STATEMENT OF ADDITIONAL INFORMATION

9.

Comment.  Please remove the description of the Fund as non-diversified, unless it is genuinely so.  If so, please add appropriate strategy and risk disclosures in the prospectus.

Response.  The "non-diversified" description was made in error and has been corrected.

The Registrant has authorized me to convey to you that the Registrant acknowledges the following:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Parker Bridgeport at (614) 469-3238 or the undersigned at (513) 352-6725.

Sincerely,

/s/ JoAnn M. Strasser

JoAnn M. Strasser